UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-159751

PRWT Services, Inc.

(Exact name of registrant as specified in its charter)

1835 Market Street, Suite 800,  Philadelphia, Pennsylvania 19103-2917     (215) 569-8810

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
Warrants to purchase Common Stock
Common Stock underlying the Warrants
Units, each consisting of one share of Common Stock and one Warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero1

Pursuant to the requirements of the Securities Exchange Act of 1934, PRWT Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 16, 2009	By:	/s/ Willie F. Johnson
Name: Willie F. Johnson
Title: Chairman

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

1 PRWT Services, Inc. filed a Registration Statement on Form S-4 (“Registration Statement”)  to register securities to be issued pursuant to an Agreement and Plan of Reorganization, made as of March 13, 2009, as amended (the “Merger Agreement”), among PRWT, KBL Healthcare Acquisition Corp. III, the stockholders of PRWT, and PRWT Merger Sub, Inc., a wholly owned subsidiary of PRWT.  The Merger Agreement was terminated on July 16, 2009 and no securities were issued pursuant to the Merger Agreement or the Registration Statement.